SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

Coca-Cola Hellenic Bottling Company S.A.

9 Fragoklissias Street

151 25 Maroussi, Athens

Greece

011-30-210-618-3137

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

This Report on Form 6-K contains background regarding the execution of the Second Supplemental Indenture described below.

Coca-Cola HBC Finance B.V. has issued 5.125% Notes due 2013 and 5.500% Notes due 2015 (the “Outstanding Notes”) pursuant to the Indenture, dated as of September 17, 2003, among Coca-Cola HBC Finance B.V., Coca-Cola Hellenic Bottling Company S.A. and The Bank of New York (now known as The Bank of New York Mellon), which are guaranteed by Coca-Cola Hellenic Bottling Company S.A.

On June 18, 2013, Coca-Cola HBC AG(1) provided additional guarantees for the due and punctual payment of the principal and accrued and unpaid interest due under the Outstanding Notes.

On July 22, 2013, Coca-Cola HBC Holdings B.V., a subsidiary of Coca-Cola HBC AG has agreed to guarantee the Outstanding Notes and, in connection with this, has entered into the Second Supplemental Indenture, dated July 22, 2013, with Coca-Cola HBC Finance B.V., Coca-Cola Hellenic Bottling Company S.A., Coca-Cola HBC AG and The Bank of New York Mellon, as trustee. In this Second Supplemental Indenture, Coca-Cola Hellenic Bottling Company S.A. reaffirmed its guarantees of the Outstanding Notes.

EXHIBIT INDEX

Exhibit Number	Description
99.1

Second Supplemental Indenture, dated as of July 22, 2013, among Coca-Cola HBC Finance B.V., Coca-Cola Hellenic Bottling Company S.A., Coca-Cola HBC AG, Coca-Cola HBC Holdings B.V. and The Bank of New York, as trustee, to the Indenture, dated as of September 17, 2003, among Coca-Cola HBC Finance B.V., Coca-Cola Hellenic Bottling Company S.A. and The Bank of New York Mellon.

(1)  Coca-Cola HBC AG is the successor registrant to Coca-Cola Hellenic Bottling Company S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2013	Coca-Cola Hellenic Bottling Company S.A.

	By:	/s/ Spyros Mello
	Name:	Spyros Mello
	Title:	Chief Compliance Officer and Deputy General Counsel